August 6, 2008

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549-7010

Attn:  Mr. John Hartz, Senior Assistant Chief Accountant

Re: Broadwind Energy, Inc.

Form 10-KSB for fiscal year ended December 31, 2007

File No. 000-31313

Dear Mr. Hartz:

On behalf of Broadwind Energy, Inc. (the “Company”), we submit this letter in response to comments from the staff of the U.S. Securities and Exchange Commission (the “Staff”) received by letter dated July 23, 2008.  We appreciate the Staff’s prompt consideration of this response.

                In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response in regular type.  References in this letter to “we”, “our” or “us” mean the Company or its advisors, as the context may require.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2007

1.             We note your response to comment 3 from our letter dated June 24, 2008. Please clarify what you mean by the production and invoicing of towers on an “individually identified” basis. It is unclear if you recognize revenue on a completed contract basis, upon customer acceptance of certain milestones, or some other method. Please also tell us and revise future filings to clarify how you determine that you have achieved customer acceptance of your products and services at the time of revenue recognition. Refer to SAB Topic 13.A.3b.

Our contracts with customers call for customer quality review and inspection of each tower section (one complete tower consists of 3 or 4 sections, depending on design) before it is approved for shipping.  After inspection, the customer provides a signed quality review document as evidence of their acceptance of each tower section.  The earnings process is therefore not complete until this time, as ownership does not transfer until the customer accepts the product and ultimately takes title and risk of loss transfers to the customer.

If our contract terms change, we undertake to examine the customer acceptance and the earnings completion process on all of our contracts and disclose the methods used for revenue recognition in our future filings.

                        The Company hereby acknowledges the following:

•                  The Company is responsible for the adequacy and accuracy of the disclosure it its filings;

•                  Staff Comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you have any questions about our responses in this letter, please feel free to contact me at (630) 637-0315, or our outside securities counsel, Ryan Brauer of Fredrikson & Byron at (612) 492-7252.

Sincerely,

/s/ Matthew J. Gadow
Matthew J. Gadow, Chief Financial Officer
Broadwind Energy, Inc.